PETROBRAS ARGENTINA S.A.

Third Quarter 2016 Results

Buenos Aires, November 11, 2016 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the third quarter ended September 30, 2016.

Petrobras Argentina’s net income for 2016 third quarter was a loss of ARS 483 million. Net income for the same quarter of 2015 was a gain of ARS 439 million.

Operating income for 2016 quarter was ARS 103 million compared to ARS 855 million in 2015 quarter. The decline in the quarter under review is mainly attributable to higher losses in other operating expenses, especially due to commercial contingencies, impairment of assets in Bolivia and the cease of operations in Medanito area, in the province of La Pampa.

Financial expense accounted for losses of ARS 254 million and ARS 41 million in 2016 and 2015 quarters, respectively. The higher loss in the quarter under review is mainly attributable to an increase in interest expense on financial liabilities.

Petrobras Argentina’s net income for the nine-month periods ended September 30, 2016 and 2015 was ARS 722 million and ARS 1,785 million, respectively.

Income Statement

Sales

Gross Profit

Equity in Earnings of Affiliates

Operating Income

Financial Results

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2016 quarter, sales increased ARS 648 million to ARS 3,155 million, mainly due to improvements in the prices for oil and gas stated in pesos, which prices, taking the dollar as reference currency, reflected an increase in pesos in 2016 quarter derived from the devaluation. The volume of oil and gas as a whole, in barrels of oil equivalent, was similar in both quarters, including a 13.5% increase in gas sales which allowed to offset a 17% decline in oil sales.

Crude oil sales increased ARS 248 million to ARS 2,107 million in 2016 quarter, basically as a result of an improvement in prices stated in pesos, partially offset by the decline in sales volumes, affected by discontinuance of operations at Jagüel de los Machos field in the Province of La Pampa in September 2015.

Gas sales rose ARS 399 million to ARS 1,029 million in 2016 quarter as a result of the combined effect of an improvement in average sales prices due to the increase in gas rates and a rise in gas sales volumes primarily attributable to increased production from the Neuquén basin as a result of the start of production of non-conventional gas wells, which volumes totaled 234 MMcf/d in 2016 quarter and 207 MMcf/d in 2015 quarter.

- Gross profit totaled 929 million in 2016 quarter and ARS 806 million in 2015 quarter, with similar margins on sales of 29.4% and 32.1%, respectively.

* Due to a change in accounting methodology, income from the Gas II plan was reclassified under Other Operating Results.

Refining and Distribution

- In 2016 quarter, sales increased ARS 1,144 million to ARS 4,076 million, mainly due to improvements in refined product sales prices.

In 2016 quarter, total sales volumes of refined products increased 3.4%, totaling 495.1 thousand cubic meters in 2016 quarter and 479.1 thousand cubic meters in 2015 quarter. In 2016 quarter, sales volumes reflected an increase in diesel oil, mainly sold to brokers and gas stations, IFO sold to the shipping sector and fuel oil sold to the energy industry. Conversely, gasoline sales volumes at gas stations showed a decline.

- Gross profit totaled ARS 432 million in 2016 quarter and ARS 365 million in 2015 quarter, with margins on sales of 10.6% and 12%, respectively. The decline in margins is primarily attributable to the fact that the above mentioned improvements in average sales prices were not enough to offset the effects of the devaluation on the costs for the purchase of crude oil, which costs, taking the dollar as reference currency, reflected a strong increase in pesos.

Petrochemicals

- In 2016 quarter, sales rose ARS 240 million to ARS 1,330 million, mainly due to the improvements in sales prices stated in pesos, which prices, taking the dollar as reference currency and despite the drop in international reference prices, reflected an increase in 2016 quarter as a result of the devaluation. These effects were partially offset by a 5.4% decline in sales volumes.

Styrenic product sales revenues increased ARS 46 million to ARS 713 million as a consequence of the above mentioned improvement in average sales prices in pesos, partially offset by a decline in sales volumes of styrene, polystyrene and synthetic rubber, both in the domestic and export markets.

Sales revenues from the catalytic reformer plant operations rose ARS 194 million to ARS 617 million, basically due to an improvement in average sales prices in pesos. Sales volumes were similar in both quarters.

- Gross profit totaled ARS 230 million in 2016 quarter and ARS 157 million in 2015 quarter, with margins on sales of 17.3% and 14.4%, respectively.

Gas and Energy

Marketing and Transportation of Gas

- In 2016 quarter, natural gas sales revenues rose ARS 603 million to ARS 1,328 million, basically due to an improvement in average sales prices and, to a lesser extent, a 18.7% increase in sales volumes to 254 MMcf in 2016 quarter, which increase was mostly allocated to the generation companies sector. The improvement in average sales prices is mainly attributable to the increased proportion of Gas Plus sold, with prices higher than average.

- Gross profit reflected gains of ARS 123 million and ARS 42 million in 2016 and 2015 quarters, respectively, mainly derived from the above mentioned improvement in average sales prices.

Electricity

- In 2016 quarter, sales for electricity generation increased ARS 294 million to ARS 798 million, mainly due to an improvement in average sales prices, favorably impacted by the agreements for energy sales within the framework of the Energía Plus program and the adjustment of the spot price for energy under Resolution No. 22/2016 issued in March 2016. These effects were partially offset by a decline in sales volumes to 1,666 Gwh from 1,904 Gwh, due to lower sales volumes attributable to Pichi Picún Leufú as a result of a lower water supply in the quarter under review.

- Gross profit totaled ARS 167 million in 2016 quarter and ARS 244 million in 2015 quarter. The decline in gross margin is mainly attributable to lower sales volumes in 2016 and the recognition in 2015 quarter of retroactive price increases which had a positive impact on gross profit for 2015 quarter.